Exhibit 8.2

222 NORTH LASALLE STREET SUITE 2600 CHICAGO, ILLINOIS 60601-1003 T: +1 (312) 609-7500 F: +1 (312) 609-5005 CHICAGO • NEW YORK • WASHINGTON, D.C. LONDON • SAN FRANCISCO • LOS ANGELES

May 12, 2014

Schawk, Inc.

1695 South River Road

Des Plaines, IL 60018

Ladies and Gentlemen:

You have requested our opinion regarding certain U.S. federal income tax consequences in connection with the Agreement and Plan of Merger and Reorganization (the “Plan of Merger”) dated as March 16, 2014 by and among Matthews International Corporation, a Pennsylvania corporation (“Parent”), Moonlight Merger Sub Corp., a Delaware corporation and a wholly owned direct subsidiary of Parent (“Merger Sub”), Moonlight Merger Sub LLC, a Delaware limited liability company and a wholly owned direct subsidiary of Parent (“Merger Sub 2”), and Schawk, Inc., a Delaware corporation (the “Company”).

The Plan of Merger contemplates (i) the statutory merger of Merger Sub with and into the Company with the Company surviving and the conversion of the common stock, par value $0.008 per share, of the Company (“Company Common Stock”) into the right to receive shares of common stock, par value $1.00 per share, of Parent (“Parent Common Stock”) and cash pursuant to the Plan of Merger (such Parent Common Stock and cash to be received in exchange for Company Common Stock is referred to herein as the “Per Share Merger Consideration”) (the “Merger”), (ii) followed as soon as practicable after the effective time of the Merger by the statutory merger of the Company with and into Merger Sub 2 with Merger Sub 2 surviving (the “Second Merger”), as part of a single integrated plan with the Merger (the Merger and the Second Merger are referred to collectively herein as the “Integrated Merger”). In lieu of issuing fractional shares of Parent Common Stock in the Merger, Company shareholders will receive cash for any fractional share of Parent Common Stock owed to them. The amount of cash Company shareholders will receive for any fractional share will be determined by multiplying such fractional part of a share of Parent Common Stock by the arithmetic average of the average daily high and low sales prices per share of Parent Common Stock as reported on NASDAQ during the ten trading days immediately preceding the date on which the Merger becomes effective. The Plan of Merger (including exhibits thereto) contains a detailed description of the Integrated Merger and is hereby incorporated in this letter as part of the statement of facts.

In rendering this opinion, we have examined the Plan of Merger and have reviewed such other agreements, documents and corporate records that have been made available to us and such

Schawk, Inc.

May 12, 2014

other materials as we have deemed relevant for purposes of this opinion. In such review and examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies and the authenticity of the originals of such latter documents. Our opinion is conditioned on the receipt of certain factual statements and representations made by duly authorized officers of Parent and the Company to us in letters dated as of the date hereof and on or about the closing date of the Integrated Mergers and our opinion is further conditioned on such statements and representations being true, correct and complete as of the date hereof and at all times up to and including the effective date and time of the Integrated Merger (the “Effective Time”).

Our opinion is based, in part, on the assumption that the proposed Integrated Merger will occur in accordance with the terms of the Plan of Merger (without the waiver or modification of any terms or conditions thereof and without taking into account any amendment thereof that we have not approved) and the facts and representations set forth or referred to herein, and that such facts and representations, as well as the facts and representations set forth in the Plan of Merger, are accurate as of the date hereof and will be accurate at the Effective Time. You have not requested that we undertake, and we have not undertaken, any independent investigation of the accuracy of the facts, representations and assumptions set forth or referred to herein.

For the purposes indicated above, and based upon the facts, assumptions, representations and conditions set forth or referred to herein, it is our opinion that for U.S. federal income tax purposes:

(1)	The Integrated Merger will constitute a “reorganization” within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the “Code”); and

(2)	The Company and Parent will each be a “party to a reorganization,” within the meaning of Section 368(b)(2) of the Code, in connection with the Integrated Merger.

Notwithstanding anything to the contrary herein, we express no opinion in (1) or (2) above as to the U.S. federal income tax consequences of payments to Company shareholders who exercise dissenters’ rights.

Subject to the assumptions set forth in this opinion letter, we hereby confirm that the discussion in the proxy statement/prospectus forming part of the Registration Statement on Form S-4 filed by Parent with the Securities and Exchange Commission relating to the Integrated Merger (the “Registration Statement”) under the heading “Material U.S. Federal Income Tax Consequences of the Mergers” represents our opinion as to the matters discussed therein.

Schawk, Inc.

May 12, 2014

The opinions expressed in this letter are based on the Code, the Income Tax Regulations promulgated by the Treasury Department thereunder and judicial authority reported as of the date hereof. We have also considered the positions of the Internal Revenue Service (the “Service”) reflected in published and private rulings as of the date hereof. Although we are not aware of any pending changes to these authorities that would alter our opinions, there can be no assurances that future legislation or administrative changes, court decisions or Service interpretations will not significantly modify the statements or opinions expressed herein. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter or to notify you of any changes to such facts or law.

Our opinions are limited to those U.S. federal income tax issues specifically considered herein. We do not express any opinion as to any other U.S. federal tax issues, or any state, local or foreign tax issues, arising from or related to the transactions contemplated in the Plan of Merger. Although the opinions expressed in this letter are based upon our best interpretation of existing sources of law and expresses what we believe a court would properly conclude if presented with these issues, no assurance can be given that such interpretations would be followed if they were to become the subject of judicial or administrative proceedings.

This opinion is furnished to the Company solely for its benefit in connection with the Integrated Merger and is not to be relied upon, quoted, circulated, published, or otherwise referred to for any other purpose, in whole or in part, without our express prior written consent. This opinion may be disclosed to shareholders of the Company and they may rely on it, it being understood that we are not establishing any attorney-client relationship with any shareholder of the Company. This letter is not to be relied upon for the benefit of any other person.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name and to any reference to our firm in the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours, /s/ VEDDER PRICE P.C.